FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Preview of Income Statement for Third Quarter 2004.

2.	Webcast Presentation titled, “3rd QUARTER 2004 Preliminary Results.”

3.	Press release dated November 11, 2004, entitled, “Repsol YPF Posts EUR1,696 Million Net Income.”

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

PREVIEW OF INCOME STATEMENT FOR THIRD QUARTER 2004

3rd quarter net income jumps 40% year-on-year, to Eu621 million

3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	THIRD QUARTER 2004 RESULTS (Million euros)	Jan-Sep 2003	Jan-Sep 2004	% Variation 04/03
				Unaudited figures
645	675	754	16.9	ADJUSTED NET INCOME (1)	2,059	2,078	0.9
443	555	621	40.2	NET INCOME	1,608	1,696	5.5
933	1,119	1,200	28.6	OPERATING INCOME	3,008	3,320	10.4
1,092	1.300	1,333	22.1	AFTER TAX CASH FLOW	3,542	3,794	7.1
				Euros per share (2)
0.53	0.55	0.62	16.9	ADJUSTED NET INCOME	1.69	1.70	0.9
0.36	0.45	0.51	40.2	NET INCOME	1.32	1.39	5.5
0.89	1.06	1.09	22.1	AFTER TAX CASH FLOW	2.90	3.11	7.1
				Dollars per share (2)
0.59	0.67	0.75	26.8	ADJUSTED NET INCOME	1.87	2.08	11.3
0.41	0.55	0.62	51.6	NET INCOME	1.46	1.70	16.3
1.01	1.28	1.33	32.3	AFTER TAX CASH FLOW	3.22	3.80	18.1

1.126	1.205	1.220	—	$/€ EXCHANGE RATE	1.110	1.224

(1)         Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

(2)         Average number of shares: 1,220.8 million, constant over the period under study.

THIRD QUARTER 2004 HIGHLIGHTS

•        Net income in the quarter was Eu621 million, up 40.2% from the same quarter a year ago.  Adjusted net income was Eu754 million and operating income rose 28.6% year-on-year, to Eu1,200 million. Income before tax and minorities was 48.3% higher, at Eu1,090 million.

•        Performance this quarter reflected a scenario of steep oil prices and refining margins, the highest in the past twenty years, and rising international chemical margins.  These positive factors overcame the negative effects, such as an 8.6% devaluation of the dollar against the euro and a 38% company tax in comparison to 32% in third quarter 2003.

•        Production in the quarter reached 1,210,700 boepd, 1.1% lower than the 2003 equivalent of 1,224,100 boepd because of strikes in July and August in Argentina and the effect of high crude oil prices on production share contracts (PSC).  Gas production rose 4.3% year-on-year, mainly in Bolivia where production jumped 63% because of higher sales to Brazil and the start of exports to Argentina.

•        On 4 October last, through its affiliate Repsol International Finance BV, Repsol YPF completed a 10-year eurobond placement for Eu1 billion with a 0.57% spread over the mid-swap level.

•        On 27 October last, the Repsol YPF Board of Directors resolved to appoint Antonio Brufau to succeed Alfonso Cortina as Chairman and CEO of the company.

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

1. INTRODUCTION

1.1       Third quarter results

Adjusted net income was Eu754 million as against Eu645 million for the same quarter a year earlier, showing a rise of 16.9%.  Reported net income in third quarter 2004 rose 40.2% year-on-year, to Eu621 million.

The table below gives a reconciliation of the company’s adjusted results in the third quarter 2004, second quarter 2004, and third quarter 2003.

(Million euros)	3Q03	2Q04	3Q04	Acc. Jan - Sept 03	Acc. Jan - Sept 04
Net Income	443	555	621	1,608	1,696
Goodwill amortization	139	127	129	389	379
Accountable	44	45	44	132	131
Assigned to assets	95	82	85	257	248
Net extraordinary items	32	6	6	54	9
Net non-recurring items	31	-13	-2	8	-6
ADJUSTED NET INCOME	645	675	754	2,059	2,078

Operating income in the quarter was 28.6% up on the 2003 equivalent, at Eu1,200 million, and after tax cash flow was 22.1% higher, at Eu1,333 million.  Earnings per share reached Eu0.51 in this quarter, and after tax cash flow per share was Eu1.09, rising 40.2% and 22.1% respectively against third quarter 2003.

Oil prices were much higher than in third quarter last year mainly because of the impact on supply of spiralling global demand and geopolitical tensions, strikes in Nigeria, supply cuts from the Mexican gulf because of the Ivan hurricane, and the difficulties currently faced by the Russian oil company Yukos.

The company’s refining margin indicator followed a similar trend to that of crude oil prices, reaching $5.92/bbl, the highest level in recent years, and sharply above that of third quarter 2003.  In the marketing area, margins were curbed by the strength of the euro against the dollar and the  difficulty to fully pass rises in international feedstock prices through to product retail prices in Spain and Argentina.  In chemicals, activity was boosted by higher international margins despite the higher cost of feedstock.  In gas & power, operating income benefited from the company’s higher stake in Gas Natural SDG and that company’s enhanced performance in the quarter.

1.2       January - September results

Net income was Eu1,696 million in the first nine months of 2004, 5.5% higher than in the same period a year ago.  Operating income, at Eu3,320 million, was 10.4% higher year-on-year.  Accumulated after tax cash flow was Eu3,794 million, 7.1% up on the same period a year earlier.

Adjusted net income was Eu2,078 million, up 0.9% year-on-year.  Net adjusted earnings per share went from Eu1.69 in the first nine months of 2003 to Eu1.70 in the same period 2004.  At Eu3.11, after tax cash flow per share was 7.1% higher than in the same period last year.  In dollars per share, net income rose 16.3% and after tax cash flow 18.1%.

Crude reference prices were much higher than in the first nine months of 2003, shored up by the factors already mentioned in reference to the third quarter, with Brent oil prices averaging $36.29/bbl as against $28.65/bbl for the first three quarters of 2003.  Refining margin indicators were also higher

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

year-on-year, reaching $4.97/bbl versus $3.23/bbl in 2003, shored up by wider spreads between products and crude oils.  Marketing margins on fuel declined in line with the market in Spain and Argentina for the reasons previously mentioned.  International chemical margins were higher, and in the gas & power business area, performance was mainly affected by the increased stake in Gas Natural SDG and higher income from that company.

In addition, all the company’s monetary flows originated in dollars suffered negative translation differences.  From January to September 2004, the dollar depreciated 10.2% year-on-year, falling from $1.106/Eu to $1.223/Eu.

1.3 Investments and divestments

Investments in the third quarter 2004 reached Eu810million, 32.8% higher year-on-year, mainly because of larger investments in Refining & Marketing and Gas & Power.  Total investments in the first nine months of 2004 reached Eu2,330 million, 15.2% less than the year earlier equivalent, mainly because of the devaluation of the dollar against the euro.

The most significant divestment in third quarter 2004 was the sale of our stake in the U.S. marketing company, Global Companies LLC.  In all, divestments in the first nine months of 2004 amounted to Eu161 million, mostly consisting of the aforementioned operation, and the sale by Gas Natural SDG of part of its stake in Enagas, plus other lesser disposals.

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

1.4  Financial debt

The Company’s net financial debt was Eu5,598 million at the end of third quarter 2004, remaining practically flat quarter-on-quarter.  This contrasts with the strong cash-flow generated in the quarter, which, at Eu1,333 million, was Eu523 higher than investments.

This stable net debt level in this third quarter, reflects the strength of the euro against the dollar, which decreased debt expressed in euros by Eu93 million.  Additionally, in July, a final dividend of Eu244 million was disbursed, and there was a significant rise of Eu394 million in working capital, mainly from the effect of higher crude oil and oil product prices on inventories and receivables.

The financial ratios for the third quarter are as follows:

•                  The debt ratio fell year-on-year from 24.3% at the close of third quarter 2003 to 22.1% at the same date, 2004.

•                  The ratio of net debt to annualized EBITDA at 30 September 2004 was 0.82x, considerably less than the 0.95x posted at the same date a year ago.

•                  The ratio of annualized EBITDA to net interest at the end of the first nine months of 2004 was 20.0x, significantly higher than the 13.8x registered at the end of 2003.

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	CHANGES IN NET DEBT (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
6,424	5,316	5,597	-12.9	NET DEBT AT BEGINNING OF PERIOD	7,472	5,047	-32.5
-1,092	-1,300	-1,333	22.1	AFTER TAX CASH FLOW	-3,542	-3,794	7.1
610	649	810	32.8	INVESTMENTS	2,748	2,330	-15.2
-35	-26	-86	145.7	DIVESTMENTS	-178	-161	-9.6
250	58	286	14.8	DIVIDENDS	525	632	20.4
-127	29	-93	-26.8	TRANSLATION DIFFERENCES (1)	-801	135	—
-79	871	417	—	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	-273	1,409	—
5,951	5,597	5,598	-6.0	NET DEBT AT CLOSE OF PERIOD	5,951	5,598	-5.9
				Net debt ratio (%)
24,530	24,731	25,346	3.3	TOTAL CAPITALISATION	24,530	25,346	3.3
24.3	22.6	22.1	-9.1	NET DEBT / TOTAL CAPITALISATION	24.3	22.1	-9.1
42.1	38.0	36.6	-13.1	NET DEBT / SHAREHOLDERS EQUITY	42.1	36.6	-13.71

(1)          At 30 September 2003, 1 euro = 1.166 dollars; at 30 June 2004, 1 euro = 1.217 dollars, and at 30 September 2004, 1 euro = 1.2339 dollars

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

2.- ANALYSIS OF RESULTS BY BUSINESS AREA

2.1.      EXPLORATION & PRODUCTION

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03		Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
613	633	705	15.0	OPERATING INCOME (Million euros)	1,826	1,978	8.3
605.0	575.5	564.8	-6.6	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	595.3	573.3	-3.7
3,477	3,389	3,626	4.3	GAS PRODUCTION (Million scf/d)	3,005	3,360	11.8
1,224.1	1,179.1	1,210.7	-1.1	TOTAL PRODUCTION (Thousand boepd)	1,130.4	1,171.7	3.7
302	305	307	1.7	INVESTMENTS (Million euros)	1,831	892	-51.3
36.1	35.6	104.2	188.6	EXPLORATION EXPENSES (Million euros)	114.3	191.8	67.8

QUARTER					ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	REALISATION PRICES	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
28.43	35.31	41.5	46.0	Brent ($/Bbl)	28.65	36.29	26.7
30.28	38.29	43.76	44.5	WTI ($/Bbl)	31.09	39.14	25.9
24.90	29.27	31.84	27.9	LIQUIDS ($/Bbl)	25.49	29.88	17.2
1.07	1.17	1.24	15.9	GAS ($/tscf)	1.06	1.20	13.2

1 Mcf/d = 0.02832 Mm3/d  = 1.7809  10-4 Mboepd

Third quarter results

Operating income in the third quarter 2004 was Eu705 million, 15.0% higher than in third quarter 2003.  In dollars, results would have shown a 25% rise, reaching 861 million.  Enhanced performance came from higher international oil prices, improved gas realisation prices, and gas production and sales growth mainly in Trinidad & Tobago and Bolivia.  The factors having a negative impact were the aforementioned dollar/euro exchange rate, higher exploration expenses in general and, in Argentina, strikes, the levy of export tax on natural gas, and higher tax on exports of crude oil and oil products resulting in lower prices on internal transfer and oil sales to third parties.

In August 2004, the Argentine Government increased the tax on oil exports, over and above the 25% levied at that time, by applying aliquots of between 3% and 20% for WTI prices ranging from $32 to $45/bbl.  Last May, a 20% export tax had already been established on natural gas, 5% on gasoline, and a 5% to 20% rise in retentions on LPG.  All in all, $33 million were paid in export taxes in the third quarter, $25 million of which relate to oil and $8 million to natural gas exports.

During the quarter, the new prices established as of May 2004 onwards on deals between producers and refiners in Argentina produced an additional loss on the existing situation for the E&P business area of $118 million.

Repsol YPF liquids realisation prices averaged $31.84 per barrel in the third quarter 2004 versus $24.90 per barrel a year earlier and $29.27 per barrel in the second quarter 2004.  The wider differential in crude oil reference prices from one year to the next was mainly due to the larger spread

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External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
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in heavy crude oil categories this quarter and the aforementioned discounts applied to retail and transfer prices on the domestic Argentine market.

The average price of gas in the quarter was $1.24 per thousand cubic feet, up 15.9% year-on-year, reflecting the higher average gas price in dollars in Argentina, and the larger relative weight of Trinidad & Tobago in overall sales, at prices higher than the average Repsol YPF realisation levels on overall sales.

In Argentina, the average gas price this quarter was $1.05 per thousand cubic feet (as against $0.86 a year earlier and $1.00 in second quarter 2004), reflecting the price increase agreed and implemented in May, according to the schedule approved by the Argentine Government for industry, large customers, power stations and piped natural gas.

Total production in the third quarter 2004 reached 1,210,700 boepd, 1.1% less than the 1,224,100 boepd registered in the same quarter the year before.  There was lower production of liquids because of strikes in Argentina during July and August, the effect of high crude oil prices on production sharing contracts (PSC), and a maintenance shutdown at the Algerian gas plant.  These three factors caused a 17,400 boepd cutback this quarter, in the absence of which production would have risen slightly.  Output rose considerably in Bolivia, with higher gas sales to Brazil and the start of gas exports to Argentina, and in Ecuador, where the Heavy Oil Pipeline in operation since September 2003 has successfully eliminated the bottleneck in crude oil transport.

At 564,800 barrels per day, third quarter liquids production was 6.6% lower in comparison to the same period a year earlier.  There was higher production in Libya, Bolivia, and Ecuador, which only partially compensated for lower output from Argentina (where strikes and stoppages in July and August resulted in a 5,800 bpd reduction) and Algeria (because of the 2,500 barrel effect of high oil prices on PSC contracts, and a 900 barrel cutback from the maintenance shutdown).

Gas production in the third quarter 2004 was 3,626 Mscf/d (equivalent to 645,900 boepd), 4.3% higher than in the same quarter 2003 (3,477 Mscf/d).  This increase came mainly from Bolivia, where quarterly production climbed 63% year-on-year to 498 Mscf/d (88,680 boepd), because of higher sales to Brazil, and the start of exports to Argentina.  In Trinidad and Tobago, gas production was 572 Mscf/d (101,890 boepd), rising 11.8% year-on-year.

Repsol YPF global lifting costs in third quarter 2004 were $1.83/boe, 14.4% higher than the level registered in third quarter 2003 ($1.60/boe), mainly because of cumulative inflation in Argentina and the generally higher cost of contracts supported by the oil sector.

Operating income from our affiliated companies running liquefaction trains 1, 2 and 3 in Trinidad & Tobago has been proportionally integrated under the Exploration & Production business area since the start of 2004.  In the third quarter 2004, income from this activity amounted to Eu16 million.

Third quarter 2004 LNG sales by Repsol YPF to the USA and the Caribbean amounted to 0.76 Bcm and were similar to the third quarter 2003.

Exploration expenses, at Eu104 million in the quarter, were higher than the Eu36 million booked in the same quarter 2003, because they included complete amortization of the Cuban well.

One new discovery was made this quarter in the Cuyana basin in Argentina.

January - September results

Operating income in the first nine months of 2004 reached Eu1,978 million, 8.3% more in euros and 19.4% more in dollars than in the same period 2003.  These enhanced accumulated results may be attributed to the factors previously mentioned with reference to third quarter performance.

The reasons for this January to September performance were the same as for the third quarter mentioned above.  The average liquids realisation price was $29.88 per barrel (Eu24.41/bbl) in

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External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
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comparison to $25.49 per barrel (22.96 Eu/bbl) in 2003, while the average gas price in Argentina expressed in dollars was 18.8% higher year-on-year.

Average production in the first nine months of 2004 was 1,171,700 boepd, 3.7% more than in the same period 2003.  There was a production loss of 20,400 boepd over these first nine months caused by several adverse effects mentioned previously:  strikes and operating difficulties in Argentina and Trinidad & Tobago, the effect of high oil prices on production sharing contracts, and a maintenance shutdown in Algeria.  January to September gas production rose 11.8% year-on-year (3,360 Mscf/d equivalent to 598,400 boepd).  Growth mainly came from Argentina, where gas output rose 8.7% (2,034 Mscf/d equivalent to 362,300 boepd) underpinned by a stronger domestic demand, and Bolivia where production climbed 38.2% (420 Mscf/d equivalent to 74,800 boepd) because of higher sales to Brazil and the start of exports to Argentina in the second quarter 2004.  Gas production in Trinidad & Tobago was also up 14.9% year-on-year, with the full-year operation of train 3 offsetting the loss of production because of the said operating problems.  The production of liquids dropped 3.7% (573,300 bpd) versus the first nine months of 2003, largely in Argentina, Trinidad & Tobago, and Dubai.  The aforementioned incidents and their effect in Argentina, Trinidad & Tobago, and Algeria led to a production cut of 10,500 bpd.

Repsol YPF’s global lifting cost for the first nine months was $1.86/boe, 10.0% higher than the year before, but 26.5% lower than in the equivalent period of 2001.  Exploration expenses in this period amounted to Eu192 million versus Eu114 million the year before.

Investments

Third quarter investments in this area totalled Eu307 million, 1.7% higher than the 2003 equivalent. Investments in development represented 67% of overall expenditure, spent mainly in Argentina (65%), Trinidad & Tobago (9%), Venezuela (8%), Bolivia (6%), Ecuador (3%), Brazil (3%), Libya (2%) and Dubai (2%).

Investment in the first nine months of 2004 was Eu892 million, 51% lower than in 2003 (Eu1,831 million) which included payment on a call option for an additional 20% stake in BPRY assets in Trinidad and Tobago.  Investments in development represented 65% of overall expenditure, mainly spent in Argentina (65%), Trinidad & Tobago (10%), Venezuela (6%), Bolivia (6%), Ecuador (3%), Libya (3%) and Dubai (2%).

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

2.2 REFINING & MARKETING

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03		Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
265	437	397	49.8	OPERATING INCOME (Million euros)	970	1,136	17.1
40	41	14	-65.0	LPG OPERATING INCOME (Million euros)	143	142	-0.7
13,897	13,285	14,121	1.6	OIL PRODUCT SALES (Thousand tons)	39,944	40,576	1.6
656	801	662	1.0	LPG SALES (Thousand tons)	2,375	2,401	1.1
158	256	213	34.8	INVESTMENTS (Million euros)	407	599	47.2

QUARTER					ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	REFINING MARGIN INDICATORS ($/bbl)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
2.47	5.51	5.73	132.0	Spain	3.43	4.82	40.5
3.17	5.36	6.26	97.5	Latin America	2.87	5.23	82.2
2.72	5.45	5.92	117.6	Repsol YPF	3.23	4.97	53.9

Third quarter results

Operating income in this quarter was Eu397 million, in comparison to Eu265 million in third quarter 2003, and Eu437 million in the previous quarter.  Performance this quarter was marked by high refining margins, lower marketing margins, a moderate rise in sales of oil products, and the weakness of the dollar against the euro.

The company’s refining margin indicator in the third quarter was $5.92  per barrel, more than double the $2.72 per barrel for the same quarter 2003, and greater than the $5.45 per barrel registered in second quarter 2004.  The distillation level was 0.7% higher than in the previous quarter and 7.6% up year-on-year.

Margins on service station sales in Spain performed negatively year-on-year, in line with the rest of Europe, because of the previously mentioned rise in international feedstock prices which was not fully passed through to product prices.  In Argentina, margins were considerably lower than in the same quarter 2003 because of a constant rise in WTI crude prices, which could not be passed on to customer retail prices.

Sales of oil products rose 1.6% year-on-year, to over 14 million tons.  In Spain, third quarter sales of light products to our own network dropped 5.8% year-on-year.  Sales of light products to our own marketing network rose 2.7%, but this was not the case with fuel oil and asphalt sales, which dropped 22% and 49% respectively.  Gasoline and diesel sales through our service station network rose 2.3%, with a drop in gasoline and a rise in diesel sales.  In Argentina, sales to our own network increased 12.9% to 1.9 million tons.  Gasoline and diesel oil sales rose 11.9% mainly because of a 14.5% growth in diesel sales, which had the effect of newly increasing our market share.  Sales in the rest of the world surged 6,0%.

Turning to LPG, total sales registered a 1.0% growth.  In Spain, there was a 4.3% drop on the same quarter a year earlier as the result of 4.4% lower bottled LPG sales and despite a 7% upward trend in piped LPG sales where new customers were incorporated.  LPG sales in Latin America increased 5.7% thanks to strong growth in Peru and Ecuador.

In Spain, the gross margin was curbed by the revision of the maximum price formula on bottled LPG in April, which cut prices 5% on the previous level, and the evolution of international feedstock prices which boosted the cost of unitary sales by 26.8% with respect to third quarter 2003 levels.  As a result,

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External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
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our unitary margins were 15.9% lower year-on-year.  In Latin America, margins on all activities rose except in Argentina (retail) and Bolivia (wholesale and retail), despite the higher feedstock prices.

January - September results

Accumulated operating income in the first nine months was Eu1,136 million, 17.1% higher than the 2003 equivalent.

This growth was mainly due to a 53.9% year-on-year rise in refining margins expressed in dollars.  Marketing margins were lower in Spain and Argentina, in line with the market, and for the previously mentioned reason that it was impossible to pass higher feedstock prices through to the end selling price.

Total sales of oil products rose 1.6% to 40.6 million tons.  In Spain, sales rose 1.7% to 24.4 million tons, while in Argentina sales were up 1.1% to 9.6 million tons.  Growth in Spain came from a 19% rise in exports, whereas sales to our own network slid 1.7% because of a drop of 13.8% in fuel oil and 30.5% in asphalt, not fully offset by 2.5% growth in sales of light products.  In Argentina, growth originated in a 9% rise in sales to own marketing.  Gasoline and diesel sales in Argentina rose 6.6% (gasoline +0.7% and diesel +8.1%).  Sales in other countries surpassed 6.6 million tons, with a 1.9% growth on the first nine months of 2003.

Total LPG sales in the first three quarters 2004 rose 1.1% year-on-year to 2.4 million tons.  Sales were 1.5% lower in Spain, but 5.2% higher in Latin America, shored up by strong growth in Peru and Ecuador.  LPG sales margins in Spain continued 1.9% higher than the year before despite a negative trend in the second and third quarters.  In Latin America, margins were higher in all businesses except Argentina (retail) and Bolivia (wholesale and retail) despite higher raw material costs.

Investments

Eu213 million were invested in the third quarter 2004, 34.8% more than in the same period a year earlier.  January to September investment rose 47.2% year-on-year to Eu599 million.  Expenditure was mainly allotted to current refining projects, including a mild hydrocracker at the Puertollano refinery, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru and revamping of the REFAP refinery in Brazil.  Our marketing network was also upgraded by strengthening our control of outlets and refurbishing sites, and we partially paid for the acqusition of Shell’s service station network in Portugal.  Finally, several LPG marketing products were developed in Spain and Latin America.

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

2.3.- CHEMICALS

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03		Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
12	54	95	691.7	OPERATING INCOME (Million euros)	121	186	53.7
1,055	1,010	1,095	3.8	CHEMICAL PRODUCT SALES (Thousand tons)	3,036	3,058	0.7
18	18	19	5.6	INVESTMENTS (Million euros)	56	54	-3.6

QUARTER					ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	INTERNATIONAL MARGIN INDICATORS	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
307	425	452	47.4	Cracker (Euros per ton)	409	425	3.9
315	276	306	-2.9	Derivatives Europe (Euros per ton)	312	291	-6.7
170	174	216	27.3	Derivatives Latin America (US$ per ton)	174	188	8.1

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Third quarter results

Third quarter 2004 operating income was Eu95 million in comparison to Eu12 million in the same quarter a year earlier, and Eu54 million in second quarter 2004.

The 76% growth in operating income quarter-on-quarter is mainly attributable to a larger sales volume, higher international margins in both Europe and Argentina, and enhanced selling prices contracted on products which have more than offset the rise in cost of feedstock.

Third quarter operating income was much higher year-on-year because of a larger sales volume and higher international margins.  Margins widened especially on the cracker and operations in Argentina, whereas in derivative chemicals Europe it was impossible to fully pass higher feedstock costs through to the end customer.

Total petrochemical product sales in third quarter 2004 were 1.1 million tons, 8.4% higher than in the previous quarter, thanks to higher derivative chemical sales.  Third quarter sales rose 3.8% year-on-year.

January - September results

Operating income in the first nine months of 2004 surged 53.7% year-on-year to Eu186 million, boosted by sales growth, higher international margins on the cracker and on derivative chemicals in Argentina.  Derivative chemicals Europe suffered from not being able to pass the rise in feedstock costs through to the end customer.

Total petrochemical product sales were 3.1 million tons, higher than the 3,0 million tons produced in the same period 2003.

Investments

Third quarter 2004 investments amounted to Eu19 million and accumulated investment was Eu54 million in the first nine months.  This expenditure went to small capacity increases and the upgrading of existing units.  Revamping of the Propylene oxide/Styrene complex also began at Tarragona, and will considerably enhance this facility’s competitive position.

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2.4.-  GAS & POWER

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03		Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
52	56	70	34.6	OPERATING INCOME (Million euros)	151	204	35.1
7.40	7.61	7.61	2.9	GAS SALES (Bcm) (1)	22.05	24.13	9.4
103	51	186	80.6	INVESTMENTS (Million euros)	363	665	83.2

(1)          1 Bcm = 1,000 million cubic meters = 11,626.4 GWh = 10,000 million thermies

Note: For ease of comparison on equivalent terms, Gas Natural SDG figures are represented at 100%.

Third quarter results

Operating income in the third quarter 2004 was 34.6% higher year-on-year reaching Eu70 million, in comparison to the 2003 equivalent of Eu52 million.  This growth mainly reflects the impact of Repsol YPF’s higher stake in Gas Natural SDG (in this third quarter, Gas Natural SDG consolidated at 30.847%, in comparison to 27.016% in September and August 2003, and 26.462% in July 2003) and enhanced performance by Gas Natural SDG itself.  On the positive side, there was improvement in gas distribution in Spain, organic growth in American activities, and acquisitions in Puerto Rico, Brazil and Italy.  This was partially curtailed by a fall in the unitary margins on gas commercialisation in Spain and low prices on the Spanish electricity pool.

Gas sales in the third quarter were 7.61 Bcm, 2.9% higher than the same period a year ago owing to growth in Gas Natural SDG international wholesale activities and higher sales in Latin America and Italy.

In Spain, quarterly gas sales fell 5.6% year-on-year to 4.53 Bcm mainly because of the drop in distribution sales and wholesales to third party distributors, which was partially offset by the increase in marketing sales.  The customer base in Spain increased by 325,000 over the past twelve months, to a total of Eu4.7 million.

Regarding the sale of electricity, Gas Natural SDG now holds over a 5% share of the liberalised market, with sales in the third quarter 2004 totalling 1,192 GWh.  In power generation, the San Roque and San Adrián de Besós combined cycle plants produced 1,439 GWh in this quarter.

Gas & power operations in Latin America produced an income of Eu20 million this quarter, 122.2% more than the same period last year.  This result is mainly attributable to sales growth in the region (Brazil +34.4% and Colombia +15.4% which helped to partially offset performance in Argentina -14.5%, and Mexico -2.9%), the higher stake in Gas Natural SDG as mentioned above, the contribution from Puerto Rico which has consolidated since November 2003, and the global consolidation of CEG and CEG Rio in Brazil.  Higher sales were mainly driven by the increase of 272,000 customers in the past twelve months, bringing the total in Latin America to 4.4 million; economic recovery throughout the region, and higher sales to power stations in Brazil.  This performance was partially mitigated by lower sales to the residential sector in Argentina due to mild winter temperatures in the Southern Hemisphere.

Natural gas trading sales outside Spain, which from the first quarter onwards have included the Group’s sales in Italy with nearly 246,000 customers, reached 0.92 Bcm, much higher than the 0.55 Bcm recorded in the same quarter 2003.

In this third quarter 2004, the 540 MW combined cycle power station in Puerto Rico generated 793 GWh.

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January - September results

Operating income in the first nine months of 2004 was Eu204 million against Eu151 million in the same period a year earlier.  This rise was mainly attributable to the higher stake in Gas Natural SDG and that Company’s positive earnings performance as detailed ipreviously in this report.

Investments

Third quarter investment in Gas & Power was Eu186 million, 80.6% higher than in third quarter 2003.  January – September 2004 investments increased 83.2% year-on-year to Eu665 million, mainly as a result of the additional stake acquisition in Gas Natural SDG over the period, to reach a total shareholding of 30.847%, and the larger investment made by that company during 2004.  There was a major investment by Gas Natural SDG in acquisitions in Italy and Brazil, and a higher investment rate in combined cycle projects.

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2.5.                            CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded an expense of Eu67 million in third quarter 2004, and included Eu47 million in expenses now assigned to this caption which were previously booked under the business areas.

In the first three quarters of 2004, there was an expense of Eu184 million.

3.-                       FINANCIAL RESULT

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	BREAKDOWN OF FINANCIAL RESULT (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
11,144	8,842	8,635	-5.5	AVERAGE GROSS DEBT	11,416	9,002	-21.1
5.12	4.77	4.84	-22.5	AVERAGE GROSS COST (%)	5.12	4.87	-4.9
110	82	84	-23.6	NET INTEREST EXPENSE	345	257	-25.5
-9	-5	-4	—	CAPITALISED INTEREST	-21	-13	-38.1
24	5	1	-95.8	OTHER FINANCIAL COSTS	-29	-20	-31.0
125	82	81	-35.2	NET FINANCIAL EXPENSE	295	224	-24.1

In the third quarter 2004, financial results showed and expense of Eu81 million versus Eu125 million in the same quarter a year earlier.   Net interest expenses in the third quarter 2004 reached Eu84 million versus Eu110 million in the same quarter a year earlier.

The 23.6% cutback on net interest expense was due to an 11.8% reduction in average net debt and a near 1% saving in debt cost.  These figures in turn reflected a lower gross average debt (-Eu2,509 million) and lower average financial investments
(-Eu1.8 billion).  At 30 September 2004, these investments amounted to Eu3,085 million and were mainly held in short trem financial assets.

4.-                       EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
5	3	—	—	EXPLORATION & PRODUCTION	36	5	-86.1
9	2	6	-33.3	REFINING & MARKETING	19	16	-15.8
4	3	14	250.0	CHEMICALS	24	23	-4.2
1	3	6	500.0	GAS & POWER	20	16	-20.0
19	11	26	36.8	TOTAL	99	60	-39.4

Income from unconsolidated affiliates in the third quarter 2004 totalled Eu26 million in comparison to Eu19 million in the same quarter 2003.  These quarterly results mainly comprise income posted by PBB Polisur (Eu9 million), CLH (Eu6 million), Enagas (Eu4 million), and Petroken (Eu4 million).  The main difference in E&P with respect to 2003 is attributable to the change in consolidation method for Atlantic LNG Co. of Trinidad & Tobago and Atlantic LNG 2/3 Co. of Trinidad & Tobago, both of which were previously equity accounted and have, in 2004, been proportionally integrated in the Group’s accounts.

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5.-                                  GOODWILL AMORTIZATION

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	GOODWILL AMORTIZATION (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
44	45	44	—	ACCOUNTABLE	132	131	-0.8
95	82	85	-10.5	ASSIGNED TO ASSETS	257	248	-3.5
139	127	129	-7.2	TOTAL	389	379	-2.6

Accountable goodwill amortization in third quarter 2003 and 2004 was Eu44 million.

6.-                                  EXTRAORDINARY ITEMS

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
-48	-9	-11	77.1	EXTRAORDINARY INCOME/EXPENSE BEFORE TAX	-80	-15	81. 3
-32	-6	-6	81.2	EXTRAORDINARY INCOME/EXPENSE AFTER TAX	-54	-9	83.3

An extraordinary expense of Eu11 million was recorded in third quarter 2004 versus an expense of Eu48 million in the same quarter last year. Third quarter results included expenses to fund provisions for environmental contingencies and other liabilities, partially offset by gains on the sale of our stake in the U.S. marketing company, Global Companies LLC.

7.-                       TAXES

The corporate tax rate for 2004 is estimated at 38%. Corporate tax paid in this third quarter 2004 amounted to Eu415 million.  In the first three quarters of 2004, taxes amounted to Eu1,144 million, in comparison to Eu832 million in the same period 2003.

8.-                       MINORITY INTERESTS

QUARTER				Unaudited figures	ACCUMULATED
3Q 2003	2Q 2004	3Q 2004	% Variation 3Q04/3Q03	BREAKDOWN OF INCOME FROM MINORITY INTERESTS (Million euros)	Jan-Sept 2003	Jan-Sept 2004	% Variation 04/03
40	39	39	-2.5	PREFERENCE SHARES	117	117	—
17	23	15	-11.8	OTHERS	43	53	23.3
57	62	54	-5.3	TOTAL	160	170	6. 3

Income attributable to minority interests from January to September 2004 was Eu170 million, higher than in the same period a year earlier. The main difference originated in the impact on Petronor minority shareholders of higher year-on-year income obtained in this quarter.

This caption includes an expense of Eu39 million in the quarter for the remuneration on preference shares in circulation, which produce an average Eu3,594 million in additional financing for the company, and imply an annualised cost of 4.21%.

9.-  HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

On 27 October 2004, the Repsol YPF Board of Directors agreed to appoint Antonio Brufau as the Company’s Chairman and Chief Executive Officer, to succeed Alfonso Cortina.  This responds to a strictly business decision and is part of a strategy to strengthen the Company’s international position, meet new challenges on the energy front, and stimulate future growth in all markets.

On 4 October last, through its affiliate Repsol International Finance BV, Repsol YPFcompleted a 10-year eurobond placement for Eu1 billion with a 0.57% differential on the mid-swap level.  This issue is designed to prefinance maturities over the coming 8 months, in line with the group’s prudent financial policy.

As per the resolution passed at the last Annual General Shareholders Meeting, on 1 July 2004, Repsol YPF, S.A. paid a Eu0.20 per share gross final dividend against the 2003 financial year.

In Exploration & Production, on 29 July 2004, the Algerian Ministry of Energy and Mining awarded the Repsol YPF -Gas Natural SDG consortium an oil and gas exploration block in the Gassi Chergui West zone, in the western part of the Berkine basin.  This block, which covers 4,831 square kilometres, is in the east of Algeria, adjacent to the Gassi Touil-Rhourde Nouss area.

On 18 October last, Repsol YPF signed a contract, involving a $27 million dollar investment, with the National Iranian Oil Company, NIOC, to explore the Mehr and Forooz blocks in the south of the Persian Gulf during an initial period of two-and-a-half years.  This agreement covers the exploration operations to be effected by Repsol YPF (including geological and geophysical studies, and the drilling of two discovery wells in the aforementioned blocks, which have an overall surface area of approximately 14,600 km2), and may be extended in successive phases if results so warrant.

Furthermore Repsol YPF and Shell have signed a Project Framework Agreement with NIOC for the Persian LNG Project. The agreement is subject to confidentiality, but within the Repsol YPF Strategy, this venture represents an important step forwards in the development of LNG chains by opening new business opportunities in the area.

In Refining & Marketing, on 24 June 2004, Repsol YPF concluded the purchase of the logistic and commercial assets (excluding LPG and lubricant activities) of the Royal Dutch/Shell Group in Portugal.  On 13 September, the European Commission granted its approval of this acquisition, effective as of 1 October.  Under this deal, Repsol YPF acquired 303 service stations, which will boost its oil product sales by 1.85 Mm3.  As a result, the Company now has 417 service stations in Portugal and, with a 19% market share and one of the highest sales volumes, becomes the third largest operator in this country.  Repsol YPF also takes up the position of second-ranking company in direct oil product sales with a 21% market share.

The Mild Hydrocraker at the Puertollano refinery, with a capacity of 1.8 million tons per year, successfully went on stream in this quarter.  This unit will raise production of medium distillates, in which Repsol YPF has a deficit, and meet 2005 sulphur specifications for gasoline and diesel fuels.

In Chemicals, on 8 October last, Repsol YPF successfully concluded a deal for the acquisition of Boreales Polímeros Lda. from Borealis A/S, including all the assets in the petrochemical complex at Sines (Portugal).  Completion of this deal is subject to authorisation by the competent EU authorities.  The Sines complex comprises a cracker, with a production of approximately 350,000 tons of ethylene and 180,000 tons of propylene per annum, and two polyethylene plants:  one producing 145,000 tons per annum of low density and the other 130,000 tons of high density.  The agreement will give a 38% boost to Repsol YPF’s olefin production capacity, and will raise production of polyolefin by 28%, and polyethylene by 55%.

Turning to Corporate Responsibility, in September last, Repsol YPF revalidated its listing on the sustainability FTSE4Good index, which judges companies for their performance in ethics, corporate governance, environmental protection, relations with stakeholders, and strict criteria in matters of human rights set in place especially for multinational upstream companies.

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The YPF Foundation received the Certificate of Excellence awarded by the International Youth Foundation (IYF), for compliance with the Structural Quality Standards required for belonging to this institution.  The IYF is one of the world’s largest organisations for the aid of youth development.

The YPF Foundation, member of the IYF in Argentina, conducts several programmes for the promotion of education, including a School Computerisation Campaign, a Science and Technology Competition for general education levels, graduate scholarship programmes, and the José A. Estenssoro postgraduate scholarships.  It also administers grants awarded by the Instituto Superior de Energía (Higher Institute of Energy), run by the Repsol YPF Foundation.

Madrid, 11 November 2004

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TABLES

RESULTS THIRD QUARTER 2004

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q03	2Q04	3Q04	2003	2004

EBITDA (1)	1,530	1,723	1,869	4,721	5,144
Operating income	933	1,119	1,200	3,008	3,320
Financial results	(125)	(82)	(81)	(295)	(224)
Equity on earnings of unconsolidated affiliates	19	11	26	99	60
Goodwill amortization	(44)	(45)	(44)	(132)	(131)
Extraordinary items	(48)	(9)	(11)	(80)	(15)
Income before income tax and minority interests	735	994	1,090	2,600	3,010
Income tax	(235)	(377)	(415)	(832)	(1,144)
Net income before minority interests	500	617	675	1,768	1,866

Minority interest	(57)	(62)	(54)	(160)	(170)

Net income	443	555	621	1,608	1,696

Cash-flow after taxes (3)	1,092	1,300	1,333	3,542	3,794

Net income per share (*)
* Euros/share	0.36	0.45	0.51	1.32	1.39
* $/ADR	0.42	0.55	0.63	1.54	1.71

Cash-flow per share (*)
* Euros/share	0.89	1.06	1.09	2.90	3.11
* $/ADR	1.04	1.30	1.35	3.38	3.83

(*)              Calculated on 1.220.863.463 shares

(1)               EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income)

US$/€ exchange rate at the end of each quarter

1.166 USD/Euro in         3Q03

1.217 USD/Euro in         2Q04

1.234 USD/Euro in         3Q04

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BREAK-DOWN OF REPSOL YPF OPERATING REVENUES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q03	2Q04	3Q04	2003	2004
Exploration & Production	1,691	1,854	2,116	4,885	5,781

Spain	158	27	31	330	80
Argentina	1,020	1,017	1,126	3,094	3,130
Others in Latin America	347	624	760	954	2,024
Other countries	166	186	199	507	547

Refining & Marketing	7,963	8,529	8,988	24,419	25,449

Spain	5,239	6,024	6,553	16,077	18,145
Argentina	1,548	1,216	1,394	4,764	3,739
Others in Latin America	753	808	831	2,217	2,332
Other countries	423	481	210	1,361	1,233

Chemicals	467	689	826	1,600	2,148

Spain	340	565	654	1,237	1,743
Argentina	127	123	170	363	401
Others in Latin America	—	1	2	—	4
Other countries	—	—	—	—	—

Gas & Power	360	395	442	1,051	1,296

Spain	298	315	339	892	1,043
Argentina	13	15	15	27	39
Others in Latin America	41	54	72	114	170
Other countries	8	11	16	18	44

Corporate and Others	(1,328)	(1,336)	(1,706)	(4,164)	(4,387)

TOTAL	9,153	10,131	10,666	27,791	30,287

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BREAK-DOWN OF REPSOL YPF OPERATING INCOME

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q03	2Q04	3Q04	2003	2004
Exploration & Production	613	633	705	1,826	1,978

Spain	7	11	(2)	(14)	18
Argentina	399	379	467	1,264	1,242
Others in Latin America	134	162	140	349	478
Other countries	73	81	100	227	240

Refining & Marketing	265	437	397	970	1,136

Spain	133	313	298	544	829
Argentina	116	110	101	387	293
Others in Latin America	15	13	(3)	28	9
Other countries	1	1	1	11	5

Chemicals	12	54	95	121	186

Spain	(21)	23	45	33	84
Argentina	33	31	50	88	102
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	52	56	70	151	204

Spain	37	35	42	114	133
Argentina	5	4	4	9	10
Others in Latin America	4	10	16	10	36
Other countries	6	7	8	18	25

Corporate and Others	(9)	(61)	(67)	(60)	(184)

TOTAL	933	1,119	1,200	3,008	3,320

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BREAK-DOWN OF REPSOL YPF EBITDA (*)

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q03	2Q04	3Q04	2003	2004
Exploration & Production	962	978	1,117	2,842	3,070

Spain	3	6	2	19	29
Argentina	664	626	707	1,987	1,951
Others in Latin America	193	242	284	532	770
Other countries	102	104	124	304	320

Refining & Marketing	403	587	556	1,410	1,577

Spain	227	410	404	835	1,124
Argentina	146	143	134	482	388
Others in Latin America	25	28	14	72	49
Other countries	5	6	4	21	16

Chemicals	53	97	137	250	314

Spain	13	58	80	137	189
Argentina	40	39	57	113	125
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	74	89	98	202	291

Spain	54	58	62	149	195
Argentina	4	6	4	10	11
Others in Latin America	7	19	22	18	52
Other countries	9	6	10	25	33

Corporate and Others	38	(28)	(39)	17	(108)

TOTAL	1,530	1,723	1,869	4,721	5,144

(*)    EBITDA: Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income

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BREAK-DOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS (*)

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q03	2Q04	3Q04	2003	2004
Exploration & Production	302	305	307	1,831	892

Spain	1	2	—	14	3
Argentina	165	149	151	440	425
Others in Latin America	112	132	132	1,317	391
Other countries	24	22	24	60	73

Refining & Marketing	158	256	213	407	599

Spain	92	136	143	250	375
Argentina	12	14	29	31	52
Others in Latin America	52	47	35	121	105
Other countries	2	59	6	5	67

Chemicals	18	18	19	56	54

Spain	16	14	16	50	45
Argentina	2	4	3	6	9
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	103	51	186	363	665

Spain	91	42	68	327	493
Argentina	—	1	1	4	3
Others in Latin America (**)	8	7	54	26	68
Other countries (**)	4	1	63	6	101

Corporate and Others	29	19	85	91	120

TOTAL	610	649	810	2,748	2,330

(*) Capitalized deferred expenses not included

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REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

		DECEMBER 2003	SEPTEMBER 2004
	Start-up expenses	23	1

	Intangible assets	992	1,215

	Property, plants and equipment	19,471	20,321

A.	Long term financial assets	498	457

	Other financial assets	963	996

	Goodwill arising on consolidation	2,496	2,680

	Deferred tax assets	924	1,004

	Deferred expenses	662	753

B.	Temporary cash investments and cash on hand and in banks	5,278	2,628

	Other current assets	6,726	7,761

	TOTAL ASSETS	38,033	37,816

C.	Shareholders equity	13,632	15,308

D.	Minority interests	4,054	4,116

	Negative consolidation difference	13	23

	Long term liabilities	1,454	1,558

E.	Subsidies and deferred revenues	336	324

	Deferred tax liabilities	674	732

F.	Long term debt	6,454	5,149

G.	State financing of investments in exploration	3	—

	Non-interest bearing liabilities	1,228	1,475

H.	Short term debt	4,369	3,534

	Other current liabilities	5,816	5,597

	TOTAL EQUITY / LIABILITIES	38,033	37,816

I.	NET DEBT (Sum of F+H-A-B)	5,047	5,598

	CAPITALIZATION (Sum of C+D+E+G+I)	23,072	25,346

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	22,733	25,022

	ROCE before extraordinary, non recurring items and Goodwill amortization	18.6%	18.5%

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

JANUARY - SEPTIEMBRE 2003 & 2004

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES		JANUARY-SEPTEMBER
	2003	2004	2003	2004
CASH-FLOW FROM OPERATING ACTIVITIES

Net income	443	621	1,608	1,696
Adjustments to reconcile net income to net cash provided by operating
Amortizations	631	685	1,827	1,924
Net Provisions	71	68	158	124
Minority interest	57	54	160	170
Income from asset divestments	(5)	(11)	(59)	(23)
Deferred taxes and others	(105)	(84)	(152)	(97)
SOURCES OF FUNDS	1,092	1,333	3,542	3,794
Changes in working capital	(77)	(639)	(74)	(1,383)
	1,015	694	3,468	2,411

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(491)	(579)	(1,366)	(1,574)
Investments in intangible assets	(15)	(31)	(30)	(63)
Financial investments	(80)	(70)	(255)	(202)
Acquisition of shareholdings in consolidated subsidiaries	(24)	(130)	(1,097)	(491)
Total Investments	(610)	(810)	(2,748)	(2,330)
Capitalized deferred expenses	(9)	(6)	(15)	(18)
	(619)	(816)	(2,763)	(2,348)
Divestments	35	86	178	161
	(584)	(730)	(2,585)	(2,187)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	1,031	91	1,905	210
Repayment of long term loans and other noncurrent liabilities	(226)	(1,238)	(652)	(1,400)
Variation in current financial assets	(1,206)	1,346	(1,783)	1,601
Subsidies received	5	11	36	31
Provisions and others	(34)	(39)	(13)	(96)
Dividend paid	(55)	(42)	(342)	(388)
	(485)	129	(849)	(42)

Net change in cash and cash equivalents	(54)	93	34	182

Cash and cash equivalents at the beginning of the period	283	336	195	247

Cash and cash equivalents at the end of the period	229	429	229	429

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

ANNEX 1

OPERATING HIGHLIGHTS

3rd Quarter 2004

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

OPERATING HIGHLIGHTS E&P

	UNITS	2003				2004				% Variation 2004/2003
		1Q	2Q	3Q	Jan-Sep	1Q	2Q	3Q	Jan-Sep
HYDROCARBON PRODUCTION	K Bep/day	1,002.7	1,161.9	1,224.1	1,130.4	1,124.9	1,179.1	1,210.7	1,171.7	3.7

Crude and Liquids production	K Bep/day	575.6	604.9	605.0	595.2	579.7	575.5	564.8	573.3	-3.7
-Spain	K Bep/day	3.4	2.5	4.8	3.6	4.6	3.5	4.3	4.1	14.9
-Argentina	K Bep/day	426.9	439.1	440.6	435.6	405.7	404.7	401.1	403.8	-7.3
-Rest in Latino America	K Bep/day	84.7	101.0	100.0	95.3	111.5	111.3	105.9	109.6	15.0
-Other countries	K Bep/day	60.6	62.3	59.5	60.8	57.9	56.1	53.6	55.8	-8.2

Natural Gas production	K Bep/day	427.1	557.0	619.2	535.1	545.1	603.6	645.9	598.4	11.8
-Spain	K Bep/day	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
-Argentina	K Bep/day	246.0	350.9	401.4	333.3	321.9	374.4	390.9	362.5	8.7
-Rest in Latino America	K Bep/day	163.5	186.3	199.1	183.1	207.9	215.0	244.4	222.5	21.5
-Other countries	K Bep/day	17.6	19.9	18.7	18.7	15.4	14.2	10.6	13.3	-28.7

OPERATING HIGHLIGHTS CHEMICALS

	UNITS	2003				2004				% Variation 2004/2003
		1Q	2Q	3Q	Jan-Sep	1Q	2Q	3Q	Jan-Sep
SALES OF PETROCHEMICALS PRODUCTS (*)	Kt	969	1,011	1,055	3,036	953	1,010	1,095	3,058	0.7
By tipe of product
- Base petrochemicals	Kt	100	120	101	322	104	116	99	319	-0.8
-Spain	Kt	37	63	50	150	58	69	60	187	24.1
-Argentina	Kt	40	39	39	118	31	31	25	87	-26.4
-Other countries	Kt	23	17	12	53	15	16	14	45	-14.2

-Derivatice products	Kt	869	891	954	2,715	849	894	996	2,739	0.9
-Spain	Kt	309	280	288	878	285	289	284	858	-2.3
-Argentina	Kt	103	152	262	518	102	211	274	587	13.3
-Other countries	Kt	456	459	404	1,319	461	395	438	1,295	-1.9

(*) 2003 data have been amended to present a more exact picture of the Repsol YPF chemical business. Adjustments have been made in the consolidation of affiliates and the concept of base and derivatives has changed. Base chemicals now include external olefin sales, in line with international margin indicators, and the rest of chemical activity is booked under derivatives.

OPERATING HIGHLIGHTS G&P

	UNITS	2003				2004				% Variation 2004/2003
		1Q	2Q	3Q	Jan-Sep	1Q	2Q	3Q	Jan-Sep

NATURAL GAS	bcm	7.54	7.11	7.40	22.05	8.91	7.61	7.61	24.13	9.4
-Spain	bcm	5.23	4.59	4.80	14.61	6.09	4.82	4.53	15.44	5.6
-Argentina	bcm	0.39	0.69	0.89	1.97	0.42	0.76	0.76	1.94	-1.4
-Rest in Latino America	bcm	1.17	1.13	1.16	3.47	1.33	1.32	1.40	4.05	16.8
-Other countries	bcm	0.75	0.70	0.55	2.00	1.06	0.71	0.92	2.70	35.2

Since 2Q2004 and with effect as of January 2003, natural gas sales in Spain include wholesale of LNG for Spanish territory, booked under “Rest of the world” in previous quarters.

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280	Fax 91 348 87 77
	28046 Madrid	www.repsolypf.com
Spain

OPERATING HIGHLIGHTS R&M

	UNITS	2003				2004				% Variation 2004/2003
		1Q	2Q	3Q	Jan-Sep	1Q	2Q	3Q	Jan-Sep

-CRUDE OIL PROCESSED	M toe	12.9	13.9	13.1	39.9	13.0	14.0	14.1	41.1	3.0
-Spain	M toe	7.6	8.6	8.0	24.2	8.0	8.8	8.9	25.7	6.2
-Argentina	M toe	3.9	3.8	3.8	11.5	3.7	3.8	4.1	11.6	0.9
-Other countries	M toe	1.4	1.5	1.3	4.2	1.3	1.4	1.1	3.8	-9.5

-SALES OF OIL PRODUCTS	Kt	12,711	13,336	13,897	39,944	13,170	13,285	14,121	40,576	1.6

.Sales in Spain	Kt	7,523	7,985	8,498	24,006	7,927	8,074	8,409	24,410	1.7
- Own network	Kt	5,031	5,233	5,797	16,061	5,173	5,153	5,463	15,789	-1.7
- Light products	Kt	4,084	4,087	4,179	12,350	4,243	4,120	4,292	12,655	2.5
- Other Products	Kt	947	1,146	1,618	3,711	930	1,033	1,171	3,134	-15.5
-Other Sales to Domestic Market	Kt	1,561	1,606	1,747	4,914	1,556	1,700	1,747	5,003	1.8
- Light Products	Kt	1,037	1,057	1,160	3,254	1,146	1,248	1,257	3,651	12.2
- Other Products	Kt	524	549	587	1,660	410	452	490	1,352	-18.6
-Exports	Kt	931	1,146	954	3,031	1,198	1,221	1,199	3,618	19.4
- Light Products	Kt	306	518	293	1,117	385	451	396	1,232	10.3
- Other Products	Kt	625	628	661	1,914	813	770	803	2,386	24.7

.Sales in Argentina	Kt	3,173	3,050	3,222	9,445	3,082	3,064	3,404	9,550	1.1
- Own network	Kt	1,696	1,695	1,685	5,076	1,727	1,905	1,902	5,534	9.0
- Light products	Kt	1,389	1,376	1,340	4,105	1,389	1,519	1,510	4,418	7.6
- Other Products	Kt	307	319	345	971	338	386	392	1,116	14.9
-Other Sales to Domestic Market	Kt	290	331	345	966	331	322	248	901	-6.7
- Light Products	Kt	213	242	234	689	238	226	153	617	-10.4
- Other Products	Kt	77	89	111	277	93	96	95	284	2.5
-Exports	Kt	1,187	1,024	1,192	3,403	1,024	837	1,254	3,115	-8.5
- Light Products	Kt	799	711	878	2,388	616	558	725	1,899	-20.5
- Other Products	Kt	388	313	314	1,015	408	279	529	1,216	19.8

.Sales Rest of Latin America	Kt	1,802	2,032	1,900	5,734	1,897	1,876	2,024	5,797	1.1
- Own network	Kt	780	851	984	2,615	925	917	950	2,792	6.8
- Light products	Kt	663	684	795	2,142	727	722	748	2,197	2.6
- Other Products	Kt	117	167	189	473	198	195	202	595	25.8
-Other Sales to Domestic Market	Kt	752	895	816	2,463	759	850	889	2,498	1.4
- Light Products	Kt	556	643	589	1,788	585	603	696	1,884	5.4
- Other Products	Kt	196	252	227	675	174	247	193	614	-9.0
-Exports	Kt	270	286	100	656	213	109	185	507	-22.7
- Light Products	Kt	0	0	0	0	10	12	12	34	100.0
- Other Products	Kt	270	286	100	656	203	97	173	473	-27.9

.Sales in other countries	Kt	213	269	277	759	264	271	284	819	7.9
- Own network	Kt	213	269	277	759	264	271	284	819	7.9
- Light products	Kt	184	218	219	621	233	230	219	682	9.8
- Other Products	Kt	29	51	58	138	31	41	65	137	-0.7

-LPG SALES

- LPG	Kt	958	761	656	2,375	938	801	662	2,401	1.1
-Sales in Spain	Kt	684	447	331	1,462	653	468	319	1,440	-1.5
-Sales in Argentina	Kt	67	91	90	248	64	94	89	247	-0.4
-Sales in Rest of Latin America	Kt	181	205	218	604	194	219	237	650	7.6
-Sales in other countries	Kt	26	18	17	61	27	20	17	64	4.9

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from country of origin

3rd QUARTER 2004

PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL

0

November, 11th   2004

Disclaimer

1

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the

Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent,

belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol

YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks,

uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration,

production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions,

as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United

States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3

“Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended

December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

INTRODUCTION

Antonio Brufau

Chairman & CEO

2

HIGHLIGHTS

Ramón Blanco

COO

3

1.30
1.15
1.00
1.11
1.20
1.22
3Q 03
2Q 04
3Q 04

4.0
3.0
2.0
2.83
2.89
2.97
3Q 03
2Q 04
3Q 04

28.43
41.50
3Q 04
2Q 04
3Q 04

4.97
5.76
3Q 04
2Q 04
3Q 04

US dollar weakness and peso stability continues

Refining margins upward trend continues

General Environment

New highs in Oil prices

Brent Dated

($/bbl)

($/bbl)

Peso/ US$

US$/€

Highlights

Henry Hub

($/mbtu)

5.92

2.72

3Q 03

2Q 04

3Q 04

4

Highlights 3Q 2004 vs. 3Q 2003

29% Increase in operating income

4.3% Growth in natural gas production

1,333 Million euros of after tax cash flow generation

43% Rise in marketing of LNG

Tax rate increase to 38% from 32% in previous year

Highlights

5

650
325
0
+40.2%
443
621
3Q 03
2Q 04
3Q 04

800
400
0
+16.9%
645
754
3Q 03
2Q 04
3Q 04

Adj. Net Income

Net Income

3rd Quarter  Results

Million Euro

Highlights

6

Operating Income

Net Income

Adj. Net income

After tax Cash Flow

REPORTED

in  €

+28.6%

+40.2%

+16.9%

+22.1%

+39.5%

+68.0%

+35.9%

+37.8%

Adj. by

Tax Rate

+

+39.5%

+51.6%

+26.8%

+32.3%

REPORTED

in  US$

+

Comparison 3Q 2004 vs. 3Q 2003

Highlights

7

1,600
1,100
600
934
469
132
81
46
78
102
120
1,200
3Q 03
Oil &Gas Prices
Down. Margins + Gas
Volumes
Inventories
Explo. Exp.
$ / euro
Others
3Q 04

Operating Income

Million euro

3rd Quarter  Results

Highlights

8

750
375
0
613
705
+15.0%
3Q03
3Q04

400
200
0
265
397
+49.8%
3Q03
3Q04

100
50
0
12
95
+691.7%
3Q03
3Q04

80
40
0
52
70
+34.6%
3Q03
3Q04

$+25%

Operating income by business areas

Highlights

E&P

Million euro

R&M

G&P

Chemicals

9

BUSINESS UPDATE

10

>9,000 M3 /y

Exports +

Dollarised

industries

<9,000 M3 /y

Liberalization by

              Liberalized in 2002

+110%

May 04

+35%

Oct 04

+16%

May 05

+16%

Jul 05

+16%

Dec 06

Price schedule in Natural Gas

Business Update

Argentina

11

Business Update

Argentina

Natural Gas Pipelines

METHANEX

MONTEVIDEO

PORTO

ALEGRE

SAN SEBASTIAN

BAHIA BLANCA

EL CONDOR

PAYSANDU

MEJILLONES

TOCOPILLA

LOMA

LA LATA

CUIABA

SANTA

CRUZ

SAN PABLO

SANTIAGO

CONCEPCION

BUENOS

AIRES

CORNEJO

TUCUMAN

PARANA

SAN

JERONIMO

RIO DE JANEIRO

SAO MATEUS

BELO HORIZONTE

CAMISEA

LA PAZ

RANCAGUA

12

CRUDE OIL EXPORT
19 %
TOTAL EXPORTS
36%
3rd party
Sales
3 %
EXPORT
17%
CRUDE OIL
PRODUCTION
YPF REFINING
78%
3rd party
Sales
7%
REFINING
YPF MARKETING
54%
DOMESTIC
SALES

Argentina

Balance of Repsol YPF in Argentina 2004E

Business Update

13

REPSOL YPF

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

| | | | |
|---|---|---|---|
| | | | |

Argentina

Pricing of Crude Oil

          Crude oil export price = ( WTI – QA ) * ( 1 - t )

           QA = quality + position adjustment

            t = effective tax rate (see table)

14

Effective= 1-(1/(1+Rate))

Gasoline

Diesel

LPG

Export taxes

5%

5%

20%

Oils Products Export price

                Selling price: International prices * (1 – t`)

                 t` = see table

Business Update

NOTE: The export tax costs are showed in production costs in the item royalties and production taxes

WTI (US$/Bbl)

Rate (%)

Effective rate

(%)

< 32

25%

20,0%

32.01 to 34.99

28%

21,9%

35 to 36.99

31%

23,7%

37 to 38.99

34%

25,4%

39 to 40.99

37%

27,0%

41 to 42.99

40%

28,6%

43 to 44.99

43%

30,1%

> 45

45%

31,0%

Aruba
Netherlands Antilles
Barbados
Grenada
Trinidad & Tobago
Panama
Venezuela
Colombia
Guyana
Suriname
Brasil
Repsol-YPF Dominio Minero
0
350km

15

Business Update

Yucal Placer Sur

Venezuela

Quiriquire

Quiamare-La Ceiba

Guarico Oeste

Yucal Placer Norte

Barrancas

Mene Grande

Block Mehr Onshore
Block Iran Mehr Offshore
Persian LNG
Block Forooz Offshore
ESTAHBANAT
FASA
DARAB
JAHROM
KHORMUJ
BUSHEHR BLOCK
IRAN MEHR BLOCK
Persian Gulf
SEE INSET 1
HAMOON BLOCK
BALAL FIELD
ALVAND BLOCK
FOROOZ BLOCK
AL KHUBAR
AR RIFA
28°N
26°N
52°E
54°E

Iran

Business Update

16

Regas Terminal
Targeted Market
Baie-Comeau
Rouyn-Noranda
Chicoutimi
Rimouski
Quebec
North Bay
Trois-Rivières
Ottawa
Montreal
Fredericton
Charlottetown
Sydney
Halifax
Augusta
Montpelier
Toronto
Rochester
Syracuse
New York
Harrisburg
Washington
© 2004 MapQuest.com, Inc.

LNG Developments

Business Update

New Regasification terminal.

Located in St. John, New

Partners: Irving Oil/Repsol YPF.

Close to high value natural gas

Initial capacity: 5 bcma.

Regasification Terminal

Brunswick, Canada.

markets in northeastern USA.

17

Borealis

Business Update

Capacity Increase

38% Cracking

28% Polyolefin's

55% Polyethylene

Petrochemical Plant

La Coruña

Puertollano

Tarragona

Bilbao

Santander

BASE..........….580

DERIVATIVE ..275

Sines

18

FINANCIAL EVOLUTION

19

8,000
4,000
0
30
26
22
18
14
24.3
22.6
22.1
5,951
5,597
5,598
Sep-03
Jun-04
Sep-04
Net Debt
Net Debt / Book Capitalization

Net Financial Debt

Financial Evolution

Net Debt ratio

Sep. 2004

22.1%

Million euro

Net debt/Capitalization

20

Net Debt Variation

Financial Evolution

Million euro

September,  30
2004

CASH FLOW –
NET
INVESTMENTS

ACCOUNTING
EFFECTS

June,  30
2004

WORKING
CAPITAL &
OTHER

Change
Consolidation
Criteria

Exchange rate
differences

DIVIDENDS

21

-23,64%
150
100
50
0
-50
124
111
110
103
91
83
84
(36)
(29)
15
3
(30)
(1)
(3)
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

Evolution Of Financial Results

Financial Evolution

Million euro

Net Interest

Other Financial Expenses

22

Million euro

Financial Evolution

Financial Ratios

NET DEBT

NET DEBT /  BOOK CAPITALIZATION (%)

BOOK CAPITALIZATION

21.9

5,047

23,072

6,156

0.82

4,477

88.7

13.8

447

Dec 31
2003

EBITDA

NET DEBT / EBITDA (X)

AFTER TAX CASH-FLOW

AFTER TAX CASH-FLOW  / NET DEBT (%)

EBITDA / NET INTEREST (X)

NET INTEREST EXPENSES

22.1

5,598

25,346

5,144

0.82

3,794

90.4

20.0

   257

22.6

5,597

24,731

3,251

0.86

2,461

87.9

18.7

   173

Jun 30
2004

Sep 30
2004

23

6.30
6.10
5.90
5.70
5.50
5.30
5.10
4.90
4.70
FINANCING US$
01/10/2003
31/10/2003
30/11/2003
30/12/2003
29/01/2004
28/02/2004
29/03/2004
28/04/2004
28/05/2004
27/06/2004
27/07/2004
26/08/2004
25/09/2004

Financial Evolution

2014 Bond and cost of a 10 year US$ financing

THEORETICAL 10 YEAR  FINANCING COST IN  US$ = US$ 10 YR SWAP RATE + US$ 10 YR REPSOL YPF
SPREAD + NEW ISSUE FEES

BOND LAUNCH

24

Spain

P° Castellana 278-280

28046 Madrid (Spain)

Tlf: 34 913 48 55 48

Fax: 34 913 48 87 77

3rd QUARTER 2004

RESULTS

USA

410 Park Avenue, Suite 440

New York 10022

Tlf: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

Investor Relations

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 11 November 2004

Number of pages: 7

REPSOL YPF POSTS EUR1,696 MILLION NET INCOME

Operating income up 10.4% to EUR3,320 million

•                  Income growth in all business areas

•                  Oil and gas production rises 3.7% to 1,171,700 boepd

Repsol YPF net income for January to September 2004 rose 5.5% to EUR1,696 million versus EUR1,608 million in the same period a year earlier. Operating income increased 10.4% to EUR3,320 million, while January to September net cash-flow was up 7.1% year-on-year, reaching EUR3,794 million.

These earnings were achieved in an international context of high oil prices, with Brent trading at an average $36.29 per barrel compared to $28.65 per barrel the year before, and wider refining margins, which rose from $3.23 per barrel to $4.97 per barrel in the first nine months of 2004.  International chemical margins improved, while results in the gas & power business area reflected the higher stake in Gas Natural SDG and enhanced performance by same.

Performance was negatively affected by a 10.2% appreciation of the euro against the dollar, lower marketing margins, and the Company’s average tax rate over the first nine months of the year, which increased from 32% to 38%.

Repsol YPF’s average oil and gas production in the January-September 2004 period climbed 3.7% year-on-year, reaching 1,171,700 boepd. The sharp 11.8% rise in gas production played a large part in this growth.

Debt ratio down 9.1%

Repsol YPF’s net financial debt at 30 September 2004 was EUR5,598 million versus EUR5,951 million at the end of the first nine months of 2003.

Debt ratio dropped from 24.3% at 30 September 2003 to 22.1% at the same date in 2004. The Company’s financial expenses totalled EUR224 million, shrinking 24.1% year-on-year as a result of lower net debt and average debt cost for the period. EBITDA to interest cover ratio was 20.0x, significantly higher than at the end of 2003, when it was 13.7x.

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

These figures underscore Repsol YPF’s strong cash generation capacity, EUR3,794 million in the three quarters.  This figure, 63% higher than investments in this period, also served to finance EUR632 million in dividend payout, and a significant rise of EUR1,010 million in working capital, resulting mainly from the  impact of higher oil and oil product prices on the inventory value.

Repsol YPF investments from January to September 2004 fell 15.2% year-on-year to EUR2,330 million.  Divestments in this period totalled EUR161 million, and included the sale of part of the stake held by Gas Natural SDG in Enagas, and other lesser disposals.

Exploration & Production:  operating income rises 8.3%, and gas production 11.8%

Operating income from exploration & production was up 8.3% in the first nine months, to EUR1,978 million year on year.

Growth in operating income came from higher international crude oil prices; improvement in gas realisation prices; and an increase in both gas production and sales, particularly in Trinidad & Tobago, Bolivia, and Argentina.

On the negative side, there was the depreciation of the dollar against the euro; higher exploration expenses; strikes and operating problems in Argentina and Trinidad and Tobago.  The tax levied by the Argentine government on natural gas exports (20%); and a rise in export tax on oil  of between 3% to 20% for WTI prices ranging from $32 to $45 per barrel, on top of the 25% tax in place until August, also had an adverse effect on performance.

Repsol YPF’s liquids realisation price averaged $29.88/barrel over the three quarters, versus $25.49/barrel a year earlier. Average gas prices in the first nine months were $1.20/tscf, 13.2% higher than in the same period 2003, reflecting the higher price in Argentina  (following the increases agreed in May and implemented in May and October) and the greater relative weighting of Trinidad & Tobago in total sales, at higher prices than the Company average.

Average oil and gas production rose 3.7% in these first nine months to 1,171,700 boepd year on year.  The strikes and operating problems in Argentina and Trinidad & Tobago, and the effect of high crude prices on production sharing contracts in Algeria caused a cutback of 20,400 boepd.

Repsol YPF accumulated gas production climbed 11.8% to 598,000 boepd.  Strong performance was boosted by 8.7% production growth in Argentina; 38.2% production growth in Bolivia underpinned by higher sales to Brazil and the start of exports to Argentina, and enhanced performance in Trinidad and Tobago, where there was 14.9% growth thanks to a full year of operation from Train 3 which offset the production loss caused by the incidents mentioned previously.

Investments in the E&P business area totalled EUR892 million in the first nine months of 2004 versus EUR1,831 a year earlier.  Investments in development represented 65% of overall expenditure, spent mainly in Argentina (65%), Trinidad & Tobago (10%), and Venezuela (6%).

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Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

One of the highlights in this area was the awarding to the Repsol YPF-Gas Natural SDG consortium an oil and gas exploration block in the Gassi Chergui West zone, in the western part of the Berkine Basin, offered for tender by the Algerian Ministry of Energy and Mining at the end of July.  This block, which covers 4,831 square kilometres, is in the east of Algeria, adjacent to the Gassi Rhourde Nouss area.

Furthermore, Repsol YPF and Shell signed a project framework agreement with NIOC for the “LNG Persia Project”.  Although this agreement is subject to confidentiality clauses, it is of considerable importance as part of the Company’s strategy for the development of the integrated LNG chain, and opens new business opportunities in this region.

In October, the Company signed a contract with the National Iranian Oil Company (NIOC) to explore the Mehr and Farooz block in the south of the Persian Gulf.  This agreement, with an initial duration of two-and-a-half years, contemplates an investment commitment of $27 million.

Refining & Marketing: operating income surges 17.1%

Refining & Marketing posted a nine-month operating profit of EUR1,136 million, up 17.1% year-on-year.

Improvement in this business area was driven mainly by excellent refining margins, up 53.9% up on the same period the year before.  The company’s refining margin indicator was $4.97 per barrel versus $3.23/bbl in 2003.

Marketing margins were lower, particularly in Latin America, adversely affected by the rise in international product prices and the inability to fully pass on these costs to customer retail prices.

Total accumulated sales of oil products at September 2004 reached 40.6 million tons, up 1.6% year-on-year.  Sales in Spain increased 1.7% to 24.4 million tons, and in Argentina rose 1.1% to 9.6 million tons.  Sales of light products to our own network in the nine-month period grew 2.5% in Spain and 7.6% in Argentina, from a year ago.

Total Liquefied Petroleum Gas (LPG) sales increased 1.1% in the first nine months. In Spain, sales were down 1.5%, but rose 5.2% in Latin America thanks to strong growth in Peru and Ecuador. Despite negative performance in the second and third quarters, LPG margins in Spain were still 1.9% up year-on-year.  In Latin America, there was margin growth in all businesses except in Argentina and Bolivia.

January to September investments in Refining & Marketing were EUR599 million, 47.2% more than in the same period a year earlier.  Expenditure was mainly allotted to current refining projects, including a mild Hydrocracker in Puertollano, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru, revamping of the REFAP refinery in Brazil, upgrading the service station network, and the development of LPG products in Spain and Latin America.

A highlight in this business area was the agreement for the company’s acquisition of the Royal Dutch/Shell marketing and logistics businesses in Portugal (excluding LPG and lubricants), unconditionally approved by the European Commission

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Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com on 13 September last.  Under this deal, Repsol YPF acquired 303 service stations, boosting its oil product sales by 1.85 Mm3., and with 417 service stations, is now the third largest operator in Portugal with a 19% market share and one of the highest average sales volumes in that country.  Repsol YPF also becomes the second-ranking company in direct oil product sales with a 21% market share.

Chemicals: operating income surges 53.7%

In Chemicals, nine-month operating income at September 2004 jumped 53.7% to EUR186 million versus EUR121 million in the same period a year earlier.

Wider international margins on the Repsol YPF product mix, particularly from the cracker and on urea and methanol in Argentina, contributed to this stronger performance, whereas in derivate chemicals in Europe, it was impossible to fully pass higher feedstock costs through to the end customer.

Total petrochemical sales for the three quarters reached 3.1 million tons, 0.7% up on the 3.0 million tons equivalent in 2003.

January to September investments, reaching EUR54 million, were mainly earmarked for small capacity increases, the upgrading of existing units, and the start of the project for revamping the propylene oxide/styrene complex at Tarragona.

In October, Repsol YPF entered an agreement with Borealis A/S for the acquisition of Boreales Polímeros Lda., including all the assets in the petrochemical complex at Sines, Portugal. This deal will boost the company’s cracker capacity by 38%, polyolefin production by 28%, and polyethylene production by 55%.

Gas & Power: Operating income rises 35.1% and sales 9.4%

Gas & Power operating income at the end of September 2004 was EUR204 million, 35.1% higher than the EUR151 million recorded in the same period 2003.  This increase reflects the impact of Repsol YPF’s higher stake in Gas Natural SDG and the latter’s positive earnings performance.

This improvement, bolstered by the higher activity in gas distribution in Spain, organic growth in Latin American activities, and acquisitions in Puerto Rico, Brazil, and Italy, was partially curtailed by the fall in unitary margins on gas commercialisation in Spain and low Spanish electricity pool prices.

Gas sales in the first nine months of this year were 24.13 Bcm, 9.4% up year-on-year owing to an increase in sales to the marketing company and growth in Italy and Latin America.

Investment in the first nine months of 2004 was EUR665 million, up 83.2% year-on-year.  This rise is mainly attributable to the acquisition of an additional stake in Gas Natural SDG accumulated over the period, to reach a current holding of 30.847%, and that company’s higher rate of investment in 2004.

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Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

	January - September		% Variation
	2003	2004
Operating revenues	27,791	30,287	9.0
Operating income	3,008	3,320	10.4
Financial results	(295)	(224)	(24.1)
Income from unconsolidated affiliates	99	60	(39.4)
Goodwill amortization	(132)	(131)	(0.8)
Extraordinary items	(80)	(15)	(81.3)
Income before taxes and minorities	2,600	3,010	15.8
Taxes	(832)	(1,144)	37.5
Income after taxes and before minorities	1,768	1,866	5.5
Minority interests	(160)	(170)	6.3
Net Income	1,608	1,696	5.5
Adjusted net income (*)	2,059	2,078	0.9
Net Cash-flow after taxes	3,542	3,794	7.1

(*)Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

BREAKDOWN OF REPSOL YPF OPERATING INCOME BY BUSINESS AREAS

(Million euros)

(Unaudited figures)

	January - September		% Variation
	2003	2004
Exploration & Production	1,827	1,978	8.3
Refining & Marketing	970	1,136	17.1
Chemicals	121	186	53.7
Gas & Power	150	204	35.1
Corporate and others	(60)	(184)	206.7
TOTAL	3,008	3,320	10.4

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Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

OPERATING HIGHLIGHTS

	January - September		Variation
	2003	2004	%
Oil and gas production (Thousand boepd)	1,130.4	1,171.7	3.7
Oil product sales (Thousand tons)	39,994	40,576	1.6
Petrochemical product sales (Thousand tons) (*)	3,036	3,058	0.7
Natural gas sales Thousand million cubic metres (Bcm)	22.05	24.13	9.4
LPG sales (Thousand tons)	2,375	2,401	1.1

(*) 2003 data have been amended to give a more realistic picture of the Repsol YPF chemical business. To be precise, adjustments have been made in the consolidation of affiliates and the concept of base and derivative has been redefined:  base chemicals include external olefin sales, in line with international margin indicators, and the rest of chemical activity is classified as derivate.

COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

	December 2003	September 2004
Net fixed assets	25,531	26,970
Long term financial assets	498	457
Temporary cash investments, on hand and in banks	5,278	2,628
Other current assets	6,726	7,761
TOTAL ASSETS	38,033	37,816
Shareholders equity	13,632	15,308
Risk and expense provisions	1,454	1,558
Minority interests	4,054	4,116
Non interest bearing liabilities	2,254	2,554
Long term debt	6,454	5,149
Short term debt	4,369	3,534
Other current liabilities	5,816	5,597
TOTAL EQUITY AND LIABILITIES	38,033	37,816

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Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 12, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer

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